Exhibit 99.2

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
FEBRUARY 18, 2020

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on January 23, 2020, at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 8 Hamenofim Street, Herzliya, Israel, on February 18, 2020, at 4:00 p.m. (Israel time) and at any and all adjournments thereof (the "Meeting"), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

A shareholder’s proxy card must be received by the Company no later than February 18, 2020, at 12:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example.

Proposal 1:

1.          To approve an amendment to the compensation policy for the Company's directors and officers with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance, as set forth in the Proxy Statement.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 1 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 1)?

YES	NO
☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED
ENVELOPE.

Dated: ___________, 2020

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.